SCHEDULE 13G

CUSIP No. 852312 30 5	Page 1 of 8 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Emdeon Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

290849108 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 290849108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CalPERS/PCG Corporate Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

10,638,297
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

10,638,297

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,638,297
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%
12	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

CUSIP No. 290849108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PCG Corporate Partners Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

10,638,297
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

10,638,297

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,638,297
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%
12	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

CUSIP No. 290849108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pacific Corporate Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

10,638,297
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

10,638,297

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,638,297
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%
12	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

CUSIP No. 290849108

Item 1.	(a)	Name of Issuer:

Emdeon Corporation (the “Issuer”).

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

669 River Drive, Center 2 Elmwood Park, New Jersey 07407-1361

Item 2.	(a)	Name of Persons Filing:

CalPERS/PCG Corporate Partners, LLC (“CalPERS/PCG”);

PCG Corporate Partners Investments LLC (“PCG”); and

Pacific Corporate Group Holdings, LLC (“Pacific Corporate Group”).

CalPERS/PCG is the record owner of 10,000 shares of the Issuer’s Convertible Redeemable Exchangeable Preferred Stock, par value $.0001 per share (the “Preferred Stock”), which are convertible into 10,638,297 shares of the Issuer’s Common Stock, par value $.0001 per share (the “Common Stock”), within 60 days of December 31, 2006. PCG, a wholly-owned subsidiary of Pacific Corporate Group, is the manager of CalPERS/PCG. As a result of their relationship with CalPERS/PCG, each of PCG and Pacific Corporate Group may be deemed to have shared voting and investment power with respect to the shares of Preferred Stock and Common Stock beneficially owned by CalPERS/PCG. However, PCG and Pacific Corporate Group expressly disclaim beneficial ownership of those shares of Preferred Stock and Common Stock.

Item 2.	(b)	Address of Principal Business Office or, if None, Residence:

1200 Prospect Street, Suite #200 La Jolla, California 92037

Item 2.	(c)	Citizenship:

Delaware

Item 2.	(d)	Title of Class of Securities:

Common Stock, par value $.0001 per share

Item 2.	(e)	CUSIP Number:

290849108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 290849108

Item 4	Ownership.

(a) Amount beneficially owned: 10,638,297 shares

The number of shares reported as beneficially owned above is as of December 31, 2006. PCG and Pacific Corporate Group expressly disclaim beneficial ownership of the Common Shares held by CalPERS/PCG.

(b) Percent of class: 5.9%

This figure is calculated based on 169,494,250 outstanding Common Shares as of February 26, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on March 1, 2007.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

10,638,297

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

10,638,297

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certifications.

Not applicable.

CUSIP No. 290849108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2007	CalPERS/PCG Corporate Partners, LLC

	By:	PCG Corporate Partners Investments LLC, its Manager

		By:	Pacific Corporate Group Holdings, LLC, its Managing Member

	By:	/s/ Timothy Kelleher
Timothy Kelleher
Managing Director

Date: March 22, 2007	PCG Corporate Partners Investments LLC

	By:	Pacific Corporate Group Holdings, LLC, its Managing Member

	By:	/s/ Timothy Kelleher
Timothy Kelleher
Managing Director

Date: March 22, 2007	Pacific Corporate Group Holdings, LLC

	By:	/s/ Timothy Kelleher
Timothy Kelleher
Managing Director

Exhibit Index

No.	Description
1	Joint Filing Agreement